UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the Fiscal Year Ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number: 0-14209


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     FirstBank Northwest 401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     FirstBank NW Corp.
     1300 16th Avenue
     Clarkston, Washington  99403

Financial Statements and Exhibits
---------------------------------

(a)      Financial Statements

         The FirstBank Northwest 401 (k) Plan became effective as of January 1, 1994. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2003 and 2002.

(b)      Exhibit 23 Consent of Independent Auditors

                                   SIGNATURES

         The Plan. Pursuant to the requirement of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       /s/ DONNA SHEETS
                                       -----------------------------------------
                                       Trustee, FirstBank Northwest 401 (k) Plan


                                       By: /s/ DONNA SHEETS
                                           -------------------------------------
                                           Donna Sheets
                                           Human Resources Manager
                                           FirstBank Northwest

Date:  June 28, 2004

                         FIRSTBANK NORTHWEST 401(K) PLAN


                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM
                                       and
                              FINANCIAL STATEMENTS


                           DECEMBER 31, 2003 AND 2002

Table of Contents
--------------------------------------------------------------------------------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ..................    1

FINANCIAL STATEMENTS
         Statement of net assets available for benefits...................    2
         Statement of changes in net assets available for benefits........    3
         Notes to financial statements....................................  4-7

SUPPLEMENTAL INFORMATION
         Schedule of assets (held at end of year).........................    8

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM


To the Board of Trustees
FirstBank Northwest 401(k) Plan
Lewiston, Idaho

We have audited the accompanying statements of net assets available for Plan benefits of FirstBank Northwest 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for Plan benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the FirstBank Northwest 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for Plan benefits for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ MOSS ADAMS, LLP

Spokane, Washington
May 6, 2004

FIRSTBANK NORTHWEST 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                     ASSETS

                                                          December 31,
                                                   ---------------------------
                                                       2003           2002
                                                   ------------   ------------
Cash                                               $     61,602   $     39,741
                                                   ------------   ------------

Investment, at fair value:
  Common stock                                        3,950,993      2,638,473
  Mutual funds                                        1,578,674        893,395
  Participant loans                                      19,973             --
                                                   ------------   ------------
                                                      5,549,640      3,531,868
                                                   ------------   ------------

Receivables:
  Participant contributions                              22,538         14,691
  Employer matching contribution                          5,379          1,947
  Employer discretionary contribution                    41,657         34,984
                                                   ------------   ------------
                                                         69,574         51,622
                                                   ------------   ------------
    NET ASSETS AVAILABLE FOR BENEFITS              $  5,680,816   $  3,623,231
                                                   ============   ============


FIRSTBANK NORTHWEST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFIT
--------------------------------------------------------------------------------

                                                             Year Ended December 31,
                                                           ---------------------------
                                                               2003           2002
                                                           ------------   ------------
ADDITIONS TO NET ASSETS
  Investment income:
     Interest and dividends                                $     94,325   $     63,927
     Net appreciation in fair value of investments            1,530,528        364,941
                                                           ------------   ------------

                                                              1,624,853        428,868
                                                           ------------   ------------
  Contributions:
     Employee deferral                                          524,470        438,678
     Employee rollovers                                          41,915             --
     Employer matching                                          113,224         78,426
     Employer discretionary                                      29,233         26,992
                                                           ------------   ------------

                                                                708,842        544,096
                                                           ------------   ------------

        Total additions                                       2,333,695        972,964
                                                           ------------   ------------
DEDUCTIONS FROM NET ASSETS
  Benefits paid to participants                                 276,110         74,390
                                                           ------------   ------------

        Total deductions                                        276,110         74,390
                                                           ------------   ------------

        NET INCREASE                                          2,057,585        898,574

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                           3,623,231      2,724,657
                                                           ------------   ------------

  End of year                                              $  5,680,816   $  3,623,231
                                                           ============   ============

                            See accompanying notes.

TO FINANCIAL FIRSTBANK NORTHWEST 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1 - Summary of Accounting Policies

Basis of accounting:

The accompanying financial statements have been prepared under the accrual method of accounting.

Investment valuation and income recognition:

Investments are stated at fair value based upon quoted market prices, except for participant loans that are stated at cost that approximates their fair value. Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for benefits consists of both realized and unrealized gains and losses on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Allowance for loss on receivables:

There has not been recognition of an allowance for loss on receivables as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

Payment of benefits:

Benefits are recorded when paid.

Income tax status:

The Plan obtained its latest determination letter on January 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:

The Plan provides for various investment options in any combination of common stock and mutual funds. Investment securities of these types are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

TO FINANCIAL FIRSTBANK NORTHWEST 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2 - Plan Description

General:

The following description of the FirstBank Northwest 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of FirstBank Northwest (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Amendments:

There were no amendments made to the plan during the Plan year ended December 31, 2003.

Trustee:

The Plans trustee is American Funds.

Eligibility:

An employee with at least one hour of service is eligible to participate in the Plan. An employee may begin contributing to the Plan on the first day of any month after completion of the eligibility requirements. Employees who are members of a collective bargaining unit operating within the Company are not eligible to participate in this Plan.

Contributions:

Participants can voluntarily elect to contribute up to 100% of their annual compensation to the Plan, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified, defined benefit, or contribution plans. The contributions are invested in various investment options as directed by the participant.

Matching or discretionary contributions are made at the discretion of the Company's Board of Directors. The Company elected to make a matching contribution of $113,224 and $78,426 and a discretionary contribution of $29,233 and $26,992 during the years ended December 31, 2003 and 2002, respectively.

Vesting:

Participants are immediately vested in their voluntary contributions and any income or loss thereon. Vesting in the Company's matching or discretionary contribution portion of their accounts plus actual earnings or losses thereon is based on years of service. Participants become fully vested when five or more years of service is completed, depending on the date of hire. Prior to the completion of five years of service, the participant is vested on a graduated scale depending on date of hire. A participant may also become 100% vested after the attainment of normal retirement age, death, or disability.

TO FINANCIAL FIRSTBANK NORTHWEST 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2 - Plan Description (Continued)

Participant's accounts:

Each participant's account is credited with the participant's and the Company's contributions and an allocation of net Plan earnings and/or losses. Earning and loss allocations are based on participant investment balances. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested balance.

Forfeitures:

In the event of termination of employment prior to the completion of five years of vested service for any reason other than death or disability, a participant forfeits the nonvested portion in their account balance.

Forfeited balances of terminated participants' nonvested accounts are considered a reduction of the employer matching and discretionary contributions. Forfeitures of $2,639 and $3,907 were used to reduce the Company contributions during the years ended December 31, 2003 and 2002, respectively.

Payment of benefits:

Benefits will be paid to participants when they reach normal retirement age, terminate service with the employer, death, or disability. Distributions equal to the value of the participant's vested interest in his or her account can be made in a lump-sum payment or in installments not to exceed the participant's life expectancy.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Company.

Participant loans:

Participants may be allowed to borrow from their account up to the lesser of 50% of their vested account balance or $50,000. Loan terms range from zero to five years. The loans are secured by the balance in the participant's account and bear interest at a rate not less than 1.0% above the commercial prime rate of the Company's prime lending facility at the date of the loan. Principal and interest is paid through regular after-tax payroll deductions.

Administrative expenses:

Certain administrative expenses of the Plan are paid directly by the Company.

TO FINANCIAL FIRSTBANK NORTHWEST 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3 - Investments

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                        2003           2002
                                                    ------------   ------------
Mutual Funds:
  Growth Fund of America                            $    361,439   $    225,484
  U.S. Treasury Money Fund of America                    302,482        204,538
  Other mutual funds                                     914,753        463,373
                                                    ------------   ------------

            Total mutual funds                         1,578,674        893,395
                                                    ------------   ------------
Common Stocks:
    FirstBank NW Corp.                                 3,950,993      2,638,473
                                                    ------------   ------------

Participant loans                                         19,973             --
                                                    ------------   ------------

                                                    $  5,549,640   $  3,531,868
                                                    ============   ============

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                        2003           2002
                                                    ------------   ------------

Mutual funds                                        $    245,003   $   (158,487)
Common stock                                           1,285,525        523,428
                                                    ------------   ------------

                                                    $  1,530,528   $    364,941
                                                    ============   ============

Note 4 - Parties in Interest

Certain Plan investments are shares in FirstBank NW Corp. common stock. These transactions represent investments in the Company and, therefore, qualify as parties in interest.

Certain Plan investments are shares of mutual funds managed by American Funds. American Funds is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 5 - Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits per the Form 5500 reconcile to the financial statements.


FIRSTBANK NORTHWEST 401(K) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan's Sponsor EIN:        82-0138812
Plan Number:......         002

                                                                 December 31, 2003
                                             ----------------------------------------------------
                                             Description of Investment,
                                              including Maturity Date,
                                                 Rate of Interest,
Identity of Issue, Borrower, Lessor,            Collateral, Par, or
or Similar Party                                   Maturity Value         Cost      Current Value
------------------------------------------   ------------------------   ---------   -------------
*American Funds:
  Washington Mutual Investors Fund                   Mutual Fund           **       $      80,077
  AMCAP Fund                                         Mutual Fund           **             145,324
  American Mutual Fund                               Mutual Fund           **              37,877
  Investment Company of America                      Mutual Fund           **             224,153
  Growth Fund of America                             Mutual Fund           **             361,439
  Bond Fund of America                               Mutual Fund           **              27,736
  American Balanced Fund                             Mutual Fund           **              81,112
  Capital Income Builder                             Mutual Fund           **              41,694
  New Economy Fund                                   Mutual Fund           **             132,585
  Intermediate Bond Fund of America                  Mutual Fund           **              37,319
  World Growth and Income Fund                       Mutual Fund           **             106,876
  U.S. Treasury Money Fund of America                Mutual Fund           **             302,482
Common stock:
  *FirstBank NW Corp.                                  130,181             **           3,950,993
Loans:
  *Participant Loans                                     5.25%             --              19,973
                                                                                    -------------
                                                                                    $   5,549,640
                                                                                    =============

*  - A party in interest as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.